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September 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Al Pavot
Jane Park
Laura Crotty

Re:	Neumora Therapeutics, Inc.
Amendment No. 4 to
Draft Registration Statement on Form S-1
Confidentially submitted on June 10, 2022
CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 6”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2021 (the “Draft Submission”), which was amended by Amendment No. 1 to the Draft Submission confidentially submitted by the Company to the Commission on December 23, 2021 (“Submission No. 2”), Amendment No. 2 to the Draft Submission confidentially submitted by the Company to the Commission on February 11, 2022 (“Submission No. 3”), Amendment No. 3 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2022 (“Submission No. 4”)

September 2, 2022

and Amendment No. 4 to the Draft Submission confidentially submitted by the Company to the Commission on June 10, 2022 (“Submission No. 5”). Submission No. 6 has been revised to reflect the Company’s responses to the comment letter to Submission No. 5 dated June 17, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Recent Acquisition of Assets

Alairon, Inc., page 98

1.	We acknowledge your response to prior comment 3. Please revise your disclosure to describe in greater detail the pre-IND feedback you received from the FDA relating to your NMRA-094 product.

Response: In response to the Staff’s comment, the Company has revised pages 17, 24 and 100 of the Registration Statement.

NMRA—511, page 140

2.

We note the revised disclosure provided in response to our prior comment 4 and your statement that the Phase 1a clinical trial was “not a powered study”. Please further revise your disclosure to explain the nature and purpose of a non-powered study, including whether endpoints were measured in the trial.

Response: In response to the Staff’s comment, the Company has revised page 142 of the Registration Statement.

* * *

September 2, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Paul Berns, Neumora Therapeutics, Inc.
Tamara L. Tompkins, Neumora Therapeutics, Inc.
Phillip S. Stoup, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP
Denny Won, Cooley LLP